(The following is an unofficial English translation of the Convocation Notice of the 68th Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 1, 2010

To Our Shareholders

Haruo Matsuno Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

CONVOCATION NOTICE OF
THE 68th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 68th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) will be held as set forth below.  Your attendance thereat is respectfully requested.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways by 5:00 p.m. of June 23, 2010 (Wednesday) after carefully reading the reference documents as set forth below.

(Exercise of voting rights in writing by submitting the enclosed voting right exercise form)

Please indicate your intention to vote “for” or “against” the agenda item in the enclosed voting right exercise form, then send the said form to us by the time limit set forth above.

(Exercise of voting rights by way of electro-magnetic method (via the Internet, etc.))

Please access the website for casting votes (http://www.tosyodai54.net) and indicate your intention to vote “for” or “against” the agenda item by following the on-screen instructions by the time limit set forth above. For details, please refer to “Instructions for the Exercise of Voting Rights via the Internet, etc.” as set forth on page 6.

1.	Date and time:	June 24, 2010 (Thursday) at 10:00 a.m.

2.	Place:	Main Conference Room of Advantest Corporation 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

3.	Subject matters of the general meeting of shareholders:

Matters to be reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements for the 68th Fiscal Year (from April 1, 2009 to March 31, 2010)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by an independent auditor and the Board of Corporate Auditors

Matters to be resolved:

Agenda Item :	Election of eight directors

4.	Matters decided with respect to the convocation

(1)	If the voting rights are exercised by way of both voting right exercise form and electro-magnetic method, the exercise of voting rights by way of electro-magnetic method shall be deemed valid.

(2)	If the voting rights are exercised by way of electro-magnetic method multiple times, the last exercise of voting rights shall be deemed valid.

When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

Amendments to the reference documents for the general meeting of shareholders and/or attached materials, if any, will appear on the Company’s website (http://www.advantest.co.jp).

We cordially invite you to attend a reception to be held after the meeting for shareholders and management members of the Company.

For shareholders who will be unable to attend the meeting on the date it is held, presentation materials concerning matters to be reported will be posted on the Company’s website on the day of the meeting.

Reference Documents for the General Meeting of Shareholders

Agenda Item and Reference Matters:

Agenda Item :	Election of eight directors

Upon the closing of this ordinary general meeting of shareholders, the term of office of all nine directors will expire.  At this time, we request that you elect eight new directors.

The profile of the candidates for director is set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
1	Toshio Maruyama (April 17, 1948)	April 1973 June 1989 June 1995 June 1999 June 2001 June 2003 June 2005 June 2009	Joined Advantest Corporation Director Managing Director Senior Managing Director Representative Director and President Representative Director, President and COO Representative Director, President and CEO Chairman of the Board and Representative Director (present position)	8,238
2	Haruo Matsuno (February 14, 1960)	April 1984 June 2008 June 2009	Joined Advantest Corporation Executive Officer Representative Director, President and CEO (present position)	5,800
3	Naoyuki Akikusa (December 12, 1938)	April 1961 June 1988 June 1991 June 1992 June 1998 June 2003 June 2003 June 2005 June 2006 June 2008	Joined Fuji Communication Apparatus Mfg. Co., Ltd. (currently Fujitsu Limited) Director of Fujitsu Limited Managing Director of Fujitsu Limited Senior Managing Director of Fujitsu Limited Representative Director and President of Fujitsu Limited Chairman of the Board and Representative Director of Fujitsu Limited Outside Corporate Auditor of FANUC LTD (present position) Outside Corporate Auditor of Advantest Corporation Outside Director of Advantest Corporation (present position) Director, Senior Executive Advisor of Fujitsu Limited (present position)	100

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
4	Yasushige Hagio (November 24, 1947)	April 1972 April 1982 April 1998 December 2003 June 2004 June 2006	Assistant Judge, Tokyo District Court Judge, Tokyo District Court Instructor, Legal Training and Research Institute Chief of Shizuoka District Court Registered as Attorney-at-Law Joined Seiwa Patent & Law (present position) Outside Director of Advantest Corporation (present position)	200
5	Hiroshi Tsukahara (August 26, 1950)	April 1974 June 2001 June 2003 June 2005 June 2007 June 2009	Joined Advantest Corporation Director Executive Officer Managing Executive Officer Director, Managing Executive Officer (present position) Technology Promotion (present position)	4,800
6	Yuichi Kurita (July 28, 1949)	April 1973 March 2001 June 2003 June 2007 June 2008 June 2009	Joined Fujitsu Limited Joined Advantest Corporation Executive Officer Director, Managing Executive Officer (present position) Senior Vice President, Corporate Administration Group (present position) Corporate Planning and Administration (present position)	3,600
7	Hiroyasu Sawai (May 23, 1950)	April 1974 June 1999 June 2003 June 2005 June 2008	Joined Advantest Corporation Director Executive Officer Managing Executive Officer Director, Managing Executive Officer (present position) Sales and Marketing (present position) Senior Vice President, Sales and Marketing Group (present position)	7,200
8	Shinichiro Kuroe (March 30, 1959)	April 1981 June 2005 April 2009 June 2009	Joined Advantest Corporation Executive Officer Senior Vice President, Test System Business Group (present position) Director, Managing Executive Officer (present position) Technology Development Group and Test System Business Group (present position)	900
Note:
1:	These candidates do not have any special interest in the Company.
2:	Messrs. Naoyuki Akikusa and Yasushige Hagio are candidates for outside directors.
3:
The Company selected Mr. Naoyuki Akikusa as a candidate, because of his experience in company management, broad insight and deep knowledge of the semiconductor related industry, and the Company believes that he will contribute greatly to its management as an outside director.

The Company selected Mr. Yasushige Hagio as a candidate, because of his considerable experience and knowledge as a legal specialist, and the Company believes that he will contribute greatly to its management as an outside director.

4:
Although Mr. Yasushige Hagio has not been directly involved in the management of a company in the past, because he has been engaged in legal practice as a judge and an attorney-at-law for an extensive period, the Company believes that he will be able to adequately perform his duties as an outside director.

5:	Messrs. Naoyuki Akikusa and Yasushige Hagio have served as outside directors of the Company for four years.
6:
The Company has entered into an agreement with each of Messrs. Naoyuki Akikusa and Yasushige Hagio, limiting their liabilities as defined in Article 423, Paragraph 1 of the Company Law.  The upper limit of liability based on this agreement is the minimum liability as provided in the relevant laws and ordinances.

(Instructions for the Exercise of Voting Rights via the Internet, etc.)

If you choose to exercise your voting rights via the Internet, etc., please read the following instructions before doing so:

(Method of voting via the Internet)
1.
Voting rights may be exercised online only by using the following website designated by the Company (http://www.tosyodai54.net).  It is possible to access this site through Internet access on a mobile phone.

(Please note that you will need the voting number and dedicated voting password as indicated on the enclosed voting rights exercise form if you want to exercise your voting rights on the Internet.)

2.	Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be paid by the shareholder.

Note:	The following system environment must be satisfied if you use the voting website via the Internet by using a mobile phone:
(1)	Any one of i-mode, EZweb or Yahoo!Keitai services is available.
(2)	The mobile phone must have SSL communication function which enables cryptographic communication.
(i-mode, EZweb, Yahoo! and Yahoo!Keitai are trademarks or registered trademarks of NTT DOCOMO, Inc., KDDI Co., Ltd., Yahoo! Inc. and Softbank Mobile Corp., respectively.)

Please direct inquiries relating to the procedures for voting via the Internet to:
Share registration agent:        Tokyo Securities Transfer Agent Co., Ltd.
Phone number:        0120-88-0768 (toll-free number)
Business hours:      9 a.m. to 9 p.m. (excluding Saturdays, Sundays and holidays)

〔To: Institutional Shareholders〕
The Company is a participant in the electronic voting platform operated by ICJ Inc.